UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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AMENDMENT NO 1
TO

FORM 12b-25	SEC FILE NUMBER 000-30877
CUSIP NUMBER
NOTIFICATION OF LATE FILING	G5876H105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 29, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

EXPLANATORY NOTE

This amended Form 12b-25/A amends and restates in its entirety the Form 12b-25 filed by the Registrant on September 7, 2006.  This Form 12b-25/A is being filed to include the disclosure under Part III that was inadvertently deleted by the financial printer from the Form 12b-25 filed on September 7, 2006.

PART I — REGISTRANT INFORMATION

Marvell Technology Group Ltd.
Full Name of Registrant

Former Name if Applicable

Canon’s Court 22 Victoria Street
Address of Principal Executive Office (Street and Number)

Hamilton HM 12 Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced by Marvell Technology Group Ltd. (the “Company”) on July 3, 2006, a special committee of the Company’s Board of Directors is conducting an internal review relating to the Company’s historical stock option practices and related accounting matters.  Because the special committee has not completed its review, the Company is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2006 by the prescribed due date for such report.  The Company plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2006 as soon as practicable following the conclusion of the special committee’s review, but does not expect that filing to occur on or before the fifth calendar day following the prescribed due date for such report.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	George A. Hervey	408	222-2500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 17, 2006, the Company announced preliminary, unaudited revenue for the fiscal quarter ended July 29, 2006.  Net revenue for the fiscal quarter ended July 29, 2006 was $574.0 million, an increase of 47% over net revenue of $390.5 million for the fiscal quarter ended July 30, 2005.  As described in Part III above, the special committee has not completed its internal review of the Company’s historical stock option practices and related accounting matters. Until the special committee’s review is completed or the special committee reaches any interim conclusion prior to the completion of its review, the Company cannot determine whether there will be any significant change in results of operations from the corresponding period for the last fiscal year that will be reflected in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2006, when that report is filed, other than with respect to its net revenue.

Except for the historical information contained herein, the matters set forth in this Form 12b-25, including statements with respect to expectations regarding the timing of filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2006, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the timing and outcome of the special committee’s review and the conclusions of the special committee resulting from that review, actions that may be taken or required as a result of the special committee’s review, and actions by the Securities and Exchange Commission or other regulatory agencies as a result of their review of the Company’s stock option practices.  In particular, the Company may be required to make adjustments to financial results previously reported for prior periods, as a result of the special committee’s review.  Those adjustments could have a material adverse effect on the Company’s results of operations for those periods. When the review is complete and the Company files its Form 10-Q, the financial statements may differ from the results disclosed in this Form 12b-25, not only as a result of any required adjustments resulting from the special committee review, but also because judgments and estimates that management used in preparing the financial results reported in this Form 12b-25 may need to be updated to the date of the filing.  For other factors that could cause the Company’s results to vary from expectations, please see the section titled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2006 and other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  The Company undertakes no obligation to revise or update publicly any forward-looking statement in this Form 12b-25, except as otherwise required by law.

Marvell Technology Group Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 28, 2006	By	/s/ George A. Hervey
George A. Hervey
Vice President of Finance and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).